[Wachtell, Lipton, Rosen & Katz Letterhead]

November 21, 2014

VIA HAND DELIVERY AND EDGAR

Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BB&T Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed October 24, 2014
File No. 333-199168

Dear Ms. Hayes:

On behalf of BB&T Corporation (“BB&T” or the “Company”), set forth below are the responses to the comments and questions of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated November 3, 2014 regarding Amendment No. 1 to the Company’s registration statement on Form S-4 filed with the Commission on October 24, 2014 (the “Registration Statement”).

In connection with this letter, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on the date hereof, and we are furnishing to the Staff supplementally six courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement as filed on October 24, 2014. For your convenience, this letter is formatted to reproduce your numbered comments in bold text followed by our response. Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Background of the Merger, page 42

1.	We note your response to prior comment 1 and your revised disclosures on page 46 clarifying that Party A’s stock proposal had a higher implied value per share than BB&T’s proposal. Given that Party A’s stock consideration was higher than BB&T’s and that any merger with Party A or BB&T would require final regulatory approval, we do not agree that identification of Party A is immaterial to an investment decision concerning The Bank of Kentucky’ Financial Corporation’s proposed merger with BB&T. Accordingly, please revise the registration statement to identify Party A.

In response to the Staff’s comment and pursuant to our discussion, the Registration Statement has been revised on pages 46 and 47 to provide additional context around the preliminary indication of interest received from Party A and the reasons why this indication was not actionable. Among this additional information is Party A’s repeated communications regarding the necessity of completing its own regulatory processes and receiving regulatory assurances, and the absence of any definitive timeline for seeking such assurances and of any indication as to its ability to obtain such assurances, which Party A stated would be required before it would consider proceeding toward definitive documentation. The Registration Statement has also been revised to include information regarding Party A’s status as a much smaller, community banking institution relative to BB&T and the resulting challenges it would likely have faced in the event it had been willing to proceed toward an actionable proposal. The Registration Statement has further been revised to make clear Party A’s express communications that its indication of interest was preliminary and not actionable.

We respectfully submit that the preliminary nature of Party A’s interest, and the significant uncertainty associated with its regulatory conditions to confirming its willingness to proceed toward an actionable and definitive proposal, makes Party A’s identity immaterial to BKYF shareholders. Party A at no time submitted any proposal or communication that could be acted upon by the board of directors of BKYF, let alone the shareholders of BKYF. Party A expressly disclaimed any obligation to commit to further pursue a transaction with BKYF. Moreover, BKYF is contractually bound to keep the identity of Party A confidential, and believes that it and, indirectly, its shareholders, could be subject to the risk and cost of litigation in the event it discloses such identity.

2.	Please refer to Item 11(a)(2) of Form S-4 and revise to incorporate by reference BB&T Corporation’s Form 10-Q for the period ended September 30, 2014. Please also revise to incorporate by reference all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act by the companies subsequent to the date of the initial registration statement. For guidance, please refer to the Division’s Compliance and Disclosure Interpretations, Securities Act Forms, Q. 123.05, available on our website.

The Registration Statement has been revised on pages 114 and 115 in response to the Staff’s comment.

*        *        *

In the event the Company requests acceleration of the effective date of the pending Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at MGuest@wlrk.com.

Sincerely,

/s/ Matthew M. Guest

Matthew M. Guest

cc:	Kelly S. King
(BB&T Corporation)

Robert W. Zapp
(The Bank of Kentucky Financial Corporation)

James J. Barresi
(Squire Patton Boggs (US) LLP)

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